Pantheon Ventures (US) LP

555 California Street, Suite 3450

San Francisco, California 94104

June 14, 2024

WAIVER LETTER

AMG Pantheon Credit Solutions Fund

680 Washington Boulevard, Suite 500

Stamford, Connecticut 06901

Re: Investment Management Fee Waiver

Ladies and Gentlemen:

This Waiver Letter documents an undertaking by Pantheon Ventures (US) LP (the “Adviser”) to waive a portion of its investment management fee charged to AMG Pantheon Credit Solutions Fund (the “Fund”), under an Investment Management Agreement between the Adviser and the Fund dated as of April 1, 2024, and as amended through the date hereof (the “Investment Management Agreement”).

In consideration of the investment management fee payable to the Adviser under an Investment Management Agreement between the Adviser and AMG Pantheon Credit Solutions Subsidiary Fund, LLC dated as of June 14, 2024 (the “Subsidiary Investment Management Agreement”), the Adviser hereby undertakes, effective June 14, 2024, to waive a portion of the investment management fee that the Adviser otherwise would have been entitled to receive with respect to any particular month from the Fund in an amount equal to the investment management fee paid to the Adviser under the Subsidiary Investment Management Agreement with respect to such month.

This waiver shall continue until the earlier of (i) the mutual agreement of the Adviser and the Board of Trustees of the Fund or (ii) such time that the Investment Management Agreement or the Subsidiary Investment Management Agreement terminates.

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Sincerely,

Pantheon Ventures (US) LP

By:	/s/ Kara Zanger
Name: Kara Zanger
Title: Managing Director
Date:

ACKNOWLEDGED AND ACCEPTED

AMG Pantheon Credit Solutions Fund

By:	/s/ Keitha L. Kinne
Name: Keitha L. Kinne
Title: President
Date: